Invest in Heroic Public Benefit Corporation

Let's change the world. One person at a time. Together. Starting with us. Today.



HEROES.US   AUSTIN TX   Technology

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Why you may want to invest in us...

1. Founder/CEO raised $10M, built and sold 2 market-leading social platforms

2. Uniquely positioned to create an answer to The Social Dilemma

3. Partnering with MetaLab to build world-class Heroic Training Platform

4. We believe we are in a position to potentially make history with the largest crowdfunding round ever

5. Optimize has served tens of thousands of premium members from nearly every country in the world

6. 3,000+ Optimizers from 85+ countries in Optimize Coach program, launch 2 years ago

7. Leading well-being research lab says: Optimize Mastery Series scientifically proven to change lives

Why investors ♥ us

WE'VE RAISED $982,000 SINCE OUR FOUNDING

 *More than ever, the world needs more heroes. Brian Johnson is a philosopher, an entrepreneur, a true hero driven by the desire to make the world a better place. Heroic Public Benefit Corporation is exactly the kind of mission-driven endeavor that I love to invest in!*
Michael Ward

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The founder

 **Brian Johnson**
Founder and CEΦ
Raised $10M, built and sold 2 market-leading social platforms. Created a protocol that has been scientifically proven to change lives. Uniquely positioned to create an answer to The Social Dilemma.
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We believe we can change the world by helping people Optimize their lives and serve Heroically.

"Heroic is an amazing company and Brian is a truly visionary, mission-driven CEO. Very few companies can blend both a strong profit business driven CEO. Very few companies can blend both a strong profit business model with a broad platform to significantly improve the human condition. Brian has a gift for both synthesizing complex concepts and frameworks into practical, everyday content and for attracting the most dynamic thought leaders to his cause. I have so many friends and colleagues that I've introduced to Optimize and it has impacted their lives. I am proud to be a personal investor."



Matt McCall
Partner at Pritzker Group Venture Capital, formerly a Partner with DFJ Portage, named as one of the Top 100 VCs in the U.S

"My husband and I just invested $50,000 in Heroic because we trust the soundness of the investment AND we powerfully share the Heroic vision. Brian has an incredible track record in business—he's generated a return for his investors 100% of the time. Heroic partnerships are so needed right now—and we can all do well by doing good. With every action we create the world we (and our kids and grandkids!) will live in. *Let's change the world together.* These words give me goose bumps. I'm in!!!"



Susan Peirce Thompson PhD
Professor, NYT bestselling author, founder of Bright Line Eating

"I am investing in Heroic because I care about the future of our world. These are extraordinary times and the challenges we face are unprecedented; to deal with these challenges we desperately need extraordinary leaders. And this is what Heroic is all about: preparing us as individuals and as a society to navigate the rough terrain and emerge stronger and better as a result."



Tal Ben-Shahar
Positive psychologist, bestselling author, taught largest class in Harvard's history

Do you happen to know what the word *hero* means? It's an ancient Greek word. Etymologically, the word *hero* doesn't mean "killer of bad guys" or "tough guy" or anything like that it. It means "PROTECTOR."

A hero has strength for two. A hero is willing to do the HARD work to HAVE that strength for two. And, you know what the secret weapon of the ancient hero was? LOVE.

It's LOVE that fuels our commitment to DO that hard work to HAVE the strength for two. It's LOVE that gives us the Courage to act in the presence of fear and do what needs to get done whether we feel like it or not.

We believe that our world needs heroes Today more than ever before. Quite simply: We need YOU to be a hero. We created Heroic Public Benefit Corporation to help train and connect and lead a virtuous army of heroes who can, literally, change the world.

Heroic has already raised $1M via a convertible note at the end of 2020 and is in the process of closing a $5M Reg D 506(c) round. With our Wefunder crowdfunding—which we intend to make the largest in U.S. history, as the first company to raise $5M through Reg CF —we plan to raise a total of $11M of capital.

After closing our financing, we intend to acquire the founder's existing business, Optimize. In addition to Optimize, Heroic will focus on creating a world-class Heroic Social Training Platform so we can change the world, one person at a time, together, starting with you and us. Today.

Please see the initial invitation letter from Brian (here) along with Heroic Founding Investor Zoom calls (here) to learn more about the details of our evolving strategy.

Note: Check out the 1,500+ responses to the question "Why are you excited to invest in Heroic?" to get a sense of the passionate commitment our community has to creating a movement that can change the world.

"Are you kidding me?! Does this question really need an answer?! Let me begin the 1,000 page treatise... In addition to family, this is all that matters right now: A virtue-driven force to disrupt the world. Personally, being a professional investor is often devoid of a bigger meaning. It would mean the world to me to make the connection, in a real way, between what I do and something much bigger and more important than myself. This connection would be an incredible source of meaning for my life. This has the potential to bend the arc of humanity and help fulfill the potential in millions of lives."

Arturo Brillembourg
Professional Investor, Optimize Coach - Class I Graduate

"There are very few investments that we can think of that can make us truly proud and investing in Heroic Enterprises is precisely such an investment. We chose to invest not only because of the appealing potential for outsized returns, but importantly to be enablers of goodness. Brian is obsessed with changing the world for the better, one person at a time, together, starting with himself and us, today. If anyone can accomplish this, we genuinely believe it can be him. We don't know anyone who is more disciplined than he is, and his obsession with his life's work gives us the confidence we need to accompany him on this exciting journey. The world needs more virtue and less vice, and Brian has the vision and pathways to make that happen, God willing."

Khaled & Asma Sultan
Optimize Coach Program Graduates



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